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	September 25, 2009	LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Mail Stop 3561

Attention:	Mr. Louis Rambo
Attorney - Advisor

Re:	Comment Letter dated August 28, 2009

Aracruz Celulose S.A.

Form 20-F for Fiscal Year Ended December 31, 2008

Filed June 30, 2009

File No. 001-11005

Dear Mr. Rambo:

Pursuant to your request, here is a brief summary of the proposed course of action VCP and Aracruz intend to take to enable the merger consideration (i.e., VCP shares including in the form of ADSs) of the VCP Aracruz Stock Swap Merger, which consideration would be deliverable to holders of Aracruz ADSs representing Aracruz preferred stock, as a result of the referred transaction to be delivered pursuant to an effective registration statement with the SEC.

As we have discussed, we have been advised by the Staff that registration is required for the delivery of the merger consideration to the Aracruz ADS holders. Also as we have discussed, the Deposit Agreement (Section 4.4) explicitly provides that the Depositary will not distribute the merger consideration if

Mr. Louis Rambo

Division of Corporation Finance

Securities and Exchange Commission

registration is required unless and until a registration statement is in effect. The Deposit Agreement further provides (Section 4.5) that if Aracruz requests the Depositary not to make the distribution of the merger consideration to Aracruz ADS holders, the Depositary is required to sell the merger consideration and remit the net proceeds to the holders of the Aracruz ADSs. This sale, if required, would be conducted in such a manner as to be exempt from registration under the Securities Act of 1933, as amended, or the Act, and, while the Deposit Agreement does not prescribe any specific method of sale, in all likelihood the sale, if required, would be effected offshore, in compliance with Regulation S under the Act.

Faced with these two alternatives (registration or a Regulation S sale of the merger consideration), VCP has advised us that it greatly prefers the registration alternative. Timing, however, is an issue, because the Brazilian merger process is well underway and cannot be postponed or delayed. As explained in our prior correspondence, all the required shareholder meetings to approve the merger have taken place (Aracruz preferred shareholders, including holders of Aracruz ADSs, were not entitled to vote on the merger and did not have appraisal rights, and no solicitation of them has been, or will be, made). At the present time, the companies are waiting for the expiration of the period, mandated under Brazilian law, for common shareholders to notify the companies of their intention to exercise their appraisal rights. VCP will be required, following the expiration of the appraisal notification period, to announce its intention to proceed with the merger or to abandon the merger (highly unlikely, in this case), and is planning to make that announcement on September 29. After such announcement, the merger is irreversible, with the merger consideration scheduled to be delivered in Brazil on October 7. We are advised that, as a practical matter, this timetable cannot be changed.

Although both Aracruz and VCP are reporting companies under the Exchange Act and can incorporate by reference their respective Annual Reports on Form 20-F for 2008 into an F-4 registration statement, the logistics of the registration process make it impossible to meet an October 7 deadline (we are advised, inter alia, that pro forma financial statements are likely to be required, as well as six-month historical financial statements for the companies prepared in accordance with U.S. GAAP or reconciled to U.S. GAAP).

For this reason, in a press release to be published on September 29, 2009 to announce its decision to proceed with the merger, VCP proposes to advise holders of the Aracruz ADSs (i) that it intends to file a registration statement covering the delivery of the merger consideration to Aracruz ADS holders, (ii) that withdrawals of the deposited securities, underlying the Aracruz ADSs, will be suspended until the registration statement is declared effective and (iii) that if the registration statement is not declared effective by a specified date (this date would be chosen to give ample time for preparation of the registration statement and expedited review by the SEC but be as short as practicable to

Mr. Louis Rambo

Division of Corporation Finance

Securities and Exchange Commission

accomplish the registration – November 15 has been suggested), the merger consideration would be sold, with the net proceeds of the sale being distributed to Aracruz ADS holders, in accordance with the Deposit Agreement.

We note that Section 2.8(a) of the Deposit Agreement explicitly permits the Depositary to restrict the withdrawal of the deposited securities to ensure compliance with applicable laws and regulations, and hence this procedure is entirely consistent with the provisions of the Deposit Agreement. We also note that we have discussed this procedure with counsel for the Depositary, and such counsel is in agreement with these conclusions.

In summary, this proposal has numerous advantages:

1. It would avoid a “forced sale” of the merger consideration, which would likely depress the market, if the registration statement is declared effective by the “outside” date. Holders of Aracruz ADSs would receive the merger consideration upon effectiveness and would then be able to decide for themselves when or whether to sell the merger consideration.

2. It would afford holders of the Aracruz ADSs with a registration statement covering the merger consideration.

3. Trading of the Aracruz ADSs would not be suspended as a result of the proposal.

4. The procedure is permitted under the Deposit Agreement.

5. The procedure, and the reasons why it was being implemented, would be explained in a clear way to the market and, we believe, would be appreciated by holders of the Aracruz ADSs as an effective method to avoid a forced sale.

In response to your other question, concerning communications to date by the Depositary to the Aracruz ADS holders concerning the merger, we advise you that to date, not only has there been no solicitation of such holders, there also has been no communication by the Depositary to such holders. Aracruz would, of course, advise such holders of the procedure contemplated by this letter once it has decided to implement this proposal.

Mr. Louis Rambo

Division of Corporation Finance

Securities and Exchange Commission

Given the timing constraints, we would appreciate your prompt consideration of this proposal. Please feel free to call the undersigned at 212-735-2840 or Robert Chilstrom at 212-735-2855.

Very truly yours,

/s/ Richard S. Aldrich, Jr.

Richard S. Aldrich, Jr.

Encl.

cc:	Mr. Carlos Augusto Lira Aguiar (Aracruz Celulose S.A.)

Mr. Marcos Grodetsky (Aracruz Celulose S.A.)

Mr. José Luiz Braga (Aracruz Celulose S.A.)

Mr. Alexandre S. D’Ambrosio (Votorantim Participações S.A.)

Mr. Luiz Leonardo Cantidiano (Motta Fernandes Rocha Advogados)

Mr. Herman H. Raspé (Patterson Belknap Webb & Tyler LLP)

Mr. Robert M. Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP)